# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENVIRI Corp, CIK 0000045876
CUSIP: 415864107
Title of class of securities: Common Stock, par value $1.25 per share
Address of issuer's principal executive offices: TWO LOGAN SQUARE, 100-120 NORTH 18TH STREET, 17TH FLOOR, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 03/24/2025
Amends the filing with accession number 0001415889-25-001827
Filed by CIK 0001465109
Persons authorized to receive notices and communications: Corey Issing ESQ, 1290 Avenue of the Americas, New York, New York (NY), 10104, 646-497-4798

## Reporting persons
- Neuberger Berman Group LLC (CIK 0001465109): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 100; shared voting power 4,291,099; sole dispositive power 100; shared dispositive power 5,571,170; aggregate amount beneficially owned 5,571,170 (7% of the class); the aggregate amount excludes certain shares
- Neuberger Berman Investment Advisers Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,134,661; sole dispositive power 0; shared dispositive power 5,334,129; aggregate amount beneficially owned 5,334,129 (6.7% of the class)
- Neuberger Berman Canada Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 156,438; sole dispositive power 0; shared dispositive power 237,041; aggregate amount beneficially owned 237,041 (0.3% of the class)
- NB Acquisitionco ULC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 156,438; sole dispositive power 0; shared dispositive power 237,041; aggregate amount beneficially owned 237,041 (0.3% of the class)
- Neuberger Berman Canada ULC (CIK 0001531987): type of reporting person: investment adviser (IA); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 156,438; sole dispositive power 0; shared dispositive power 237,041; aggregate amount beneficially owned 237,041 (0.3% of the class)
- Benjamin Nahum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 425,000; shared voting power 0; sole dispositive power 425,000; shared dispositive power 0; aggregate amount beneficially owned 425,000 (0.5% of the class)
- Michael Greene: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 116,700; shared voting power 0; sole dispositive power 116,700; shared dispositive power 0; aggregate amount beneficially owned 116,700 (0.2% of the class)
- Rand Gesing: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 129,951; shared voting power 0; sole dispositive power 129,951; shared dispositive power 0; aggregate amount beneficially owned 129,951 (0.2% of the class)
- Neuberger Berman Investment Advisers LLC (CIK 0001230440): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,134,661; sole dispositive power 0; shared dispositive power 5,334,129; aggregate amount beneficially owned 5,334,129 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.25 per share
Name of issuer: ENVIRI Corp
Address of issuer's principal executive offices: TWO LOGAN SQUARE, 100-120 NORTH 18TH STREET, 17TH FLOOR, PHILADELPHIA, Pennsylvania (PA), 19103
Comment: The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $1.25 per share (the "Securities") of Enviri Corporation, a Delaware corporation, having its principal place of business at Two Logan Square, 100-120 North 18th St., 17th Floor, Philadelphia, Pennsylvania 19103.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by the following persons: Neuberger Berman Group LLC ("NB Group"), Neuberger Berman Investment Advisers Holdings LLC ("NBIA Holdings"), Neuberger Berman Investment Advisers LLC ("NBIA"), Neuberger Berman Canada Holdings LLC ("NBCH"), NB Acquisitionco ULC ("NBAU"), Neuberger Berman Canada ULC ("NBCU," and together with NB Group, NBIA Holdings, NBIA, NBCH, NBAU, and NBCU, the "Neuberger Entities"), Benjamin Nahum, Michael Greene, and Rand Gesing (the Neuberger Entities together with Mr. Nahum, Mr. Greene, and Mr. Gesing, collectively the "Reporting Persons"). NBCH, NBAU, NBCU are included in this filing due to the common ownership with NBIA.
Residence or business address: The business address for each of the Reporting Persons is 1290 Avenue of Americas, New York, New York 10104. The business address for NBIA with respect to the matters relating to the Issuer and its Securities is 1290 Avenue of Americas, New York, NY 10104. The business address for NBCU with respect to the matters relating to the Issuer and its Securities is Brookfield Place, Bay Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2V1.
Present principal occupation or employment:
Each of NB Group, NBIA Holdings, NBIA, and NBCH is a Delaware limited liability company. NBAU and NBCU is registered in British Columbia as an Unlimited Liability Company.
Each of Mr. Nahum and Mr. Greene is a senior portfolio manager and managing director of NBIA. Mr. Gesing is a senior research analyst of NBIA.

NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.

NBIA Holdings is a subsidiary of NB Group and the holding company of NBIA, and certain other subsidiaries engaged in the investment advisory business.
NBCH is a subsidiary of NB Group and the holding company of NBAU. NBAU is a holding company of NBCU.

NBIA and NBCU are investment advisers registered under the Investment Advisers Act of 1940 as amended (the "Advisers Act"). As a registered investment adviser ("RIA"), NBIA provides investment advisory services to institutions, endowments, employee benefit plans, foundations, private funds, offshore public funds (collectively, "Institutions") and investment companies ("Mutual Funds") registered under the Investment Company Act of 1940, as amended. As an RIA, NBIA provides discretionary investment advisory services to private investors. NBIA may be deemed to beneficially own the Securities in its various fiduciary capacities by virtue of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 as amended ("Exchange Act"). As an RIA, NBCU provides discretionary investment advisory services to its clients. NBCU may be deemed to beneficially own the Securities in its various fiduciary capacities by virtue of the provisions of Rule 13d-3 under the Exchange Act. This report is not an admission that any of the Neuberger Entities or other Reporting Persons is the beneficial owner of the Securities and each of NB Group, NBIA Holdings, and NBIA and certain affiliated persons disclaim beneficial ownership of the Securities held by them in their fiduciary capacity and covered by this statement pursuant to Exchange Act Rule 13d-4. The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Neuberger Entities is set forth below.

Neuberger Berman Group LLC

Directors

Joseph Amato
Sharon Bowen
Robert D'Alelio
Michele Docharty
Steven Kandarian
George Walker
Richard Worley

Executive Officers

George Walker, Chief Executive Officer
Joseph Amato, President
Andrew Komaroff, Executive Vice President and Chief Operating Officer
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
William Arnold, Executive Vice President and Chief Financial Officer
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

Neuberger Berman Investment Advisers LLC

Directors

Joseph Amato
Ashok Bhatia
Kenneth deRegt
Douglas Kramer
Stephen Wright

Executive Officers

Joseph Amato, President - Equities and Chief Investment Officer - Equities
Bradley Tank, President - Fixed Income and Chief Investment Officer - Fixed Income
Kenneth deRegt, Chief Operating Officer - Fixed Income and Managing Director
Paul Lanks - Chief Operating Officer - PWM
Douglas Kramer, Head of Institutional Equity and Multi-Asset and Managing Director
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Chief Compliance Officer, Head of Compliance and Managing Director
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

Neuberger Berman Canada ULC

Directors

Joseph Amato
Heather Zuckerman
Ray Carroll
Chris Neira

Executive Officers

Kashif Khan Chief Executive Officer
Raymond Carroll Chief Investment Officer - Breton Hill
William Arnold Chief Financial Officer
Leo Anthony Viola Controller
Florence Lasry Head of Tax
Viviana Beltrametti Walker Chief Compliance Officer
Barry Giarraputo Chief Financial Officer - Alternatives
Brian Kerrane Head of Fund Administration
Robert Arancio Head of Trading
Linda Sharaby Secretary
Frank Maeba Managing Director
Simon Griffiths Managing Director
Gideon Schapiro Managing Director
Criminal convictions in the last five years: None of the Reporting Persons, nor to the Reporting Persons' knowledge, any of the individuals referenced above, has been convicted in a criminal proceeding in the past five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the Reporting Persons' knowledge, any of the individuals referenced above, has been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.
Citizenship: All of the individuals referenced above are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
NB Group, through its subsidiary registered investment advisers, NBIA and NBCU, used an aggregate of approximately $5,352,438.422 of funds provided through the accounts of certain investment advisory clients to purchase the Securities purchased since the Reporting Persons' most recent filing on Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of Securities to which this Schedule 13D relates is 6,242,821 shares, representing 7.8% of the 80,197,777 common shares reported outstanding as of December 31, 2024 in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2025. The Reporting Persons beneficially own the Securities as follows:

Common Shares / Percentage of Common Shares Outstanding

NB Group 5,571,170 common shares / 7.0%
NBIA 5,334,129 common shares / 6.7%
NBCU 237,041 common shares / 0.3%

Ben Nahum 425,000 common shares / 0.5%
Michael Greene 116,700 common shares / 0.2%
Rand Gesing 129,951 common shares / 0.2%

Due to NB Group's and NBIA Holdings' indirect and direct ownership of NBIA, each of NB Group and NBIA Holdings is deemed to beneficially own the Securities beneficially owned by NBIA. Due to NB Group, NBCH and NBAU's indirect and direct ownership of NBCU, each of NB Group, NBCH, and NBAU is deemed to beneficially own the Securities beneficially owned by NBCU.
Number of shares as to which each person has sole or shared power to vote or dispose:
NBIA has been granted discretionary voting and dispositive power with respect to 4,134,661 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBIA shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NBIA has been granted discretionary dispositive power, but not voting power, with respect to the remaining 1,199,468 of the Securities reported herein as beneficially owned by it. NBIA shares only dispositive power with the clients in whose accounts such Securities are held.

NBCU has been granted discretionary voting and dispositive power with respect to 156,438 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBIA shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NBCU has been granted discretionary dispositive power, but not voting power, with respect to the remaining 80,603 of the Securities reported herein as beneficially owned by it. NBIA shares only dispositive power with the clients in whose accounts such Securities are held.
Transactions in the class effected during the past sixty days: Transactions in the Securities by the Reporting Persons effected during the past sixty days or since the last filing are set forth on Exhibit 5 hereto, and such information is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Neuberger Berman Group LLC: Joseph Amato, President (03/26/2025)
- Neuberger Berman Investment Advisers Holdings LLC: Joseph Amato, President - Equities (03/26/2025)
- Neuberger Berman Canada Holdings LLC: Raymond Carroll, Chief Investment Officer (03/26/2025)
- NB Acquisitionco ULC: Raymond Carroll, Chief Investment Officer (03/26/2025)
- Neuberger Berman Canada ULC: Raymond Carroll, Chief Investment Officer (03/26/2025)
- Benjamin Nahum: Benjamin Nahum, Senior Portfolio Manager (03/26/2025)
- Michael Greene: Michael Greene, Senior Portfolio Manager (03/26/2025)
- Rand Gesing: Rand Gesing, Senior Research Analyst (03/26/2025)
- Neuberger Berman Investment Advisers LLC: Joseph Amato, President - Equities (03/26/2025)